May16, 2008

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Attention:	Ms. Peggy Fisher, Assistant Director
Mr. Jay Mumford

Re:	Lumera Corporation Registration Statement on Form S-3

Dear Ms. Fisher and Mr. Mumford:

On behalf of Lumera Corporation, a Delaware corporation, (the “Company”), in connection with the Registration Statement on Form S-3 originally filed on March 27, 2008 with the Securities and Exchange Commission (the “Commission”), set forth below is the Company’s response to the Staff’s comment letter dated April 22, 2008 (the “Comment Letter”). We have enclosed with this letter Amendment No. 1 to the Registration Statement on Form S-3 which has been revised to reflect the comments raised by the Staff in the Comment Letter.

For your convenience, we have provided in italics your comment followed by our response.

1.	Comment:

Form S-3 Eligibility

As you know, transactions such as the one being registered here are typically viewed as indirect primary offerings. Please tell us why you believe the registrant is eligible to register this transaction on Form S-3, or amend to register the transaction on the appropriate form. If you believe that Form S-3 is available in reliance on General Instruction 1.B.6., please comply with the instructions to the General Instruction.

Response:

We believe that Form S-3 is available in reliance on General Instruction 1.B.6., because the aggregate value of the common stock sold by or on behalf of the Company during the period of 12 calendar months immediately prior to, and including, the offering is no more than one-third of the aggregate market value of the voting and non-voting equity held by non-affiliates of the Company. As of May 5, 2008, there were 20,088,352 shares of the Company’s common stock outstanding, excluding shares being sold in this offering, of which 61,160 shares were beneficially owned by the Company’s officers, directors and other affiliates. The closing price of the Company’s common stock on the Nasdaq Global Market on May 14, 2008 was $1.42. Consequently, the aggregate market value of the Company's outstanding common stock held by non-affiliates as of May 5, 2008 was $28,438,613. No common stock has been sold by the Company or on the Company’s behalf during the proceeding 12 months. The aggregate market value of the common stock of the Company to be sold in the offering being registered here is $5,680,000, which is less than one third of the aggregate market value of the common stock of the Company. The Company has amended its Registration Statement on Form S-3 to comply with the instructions to the General Instruction 1.B.6.

In addition, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Christopher J. Austin

Christopher J. Austin

CC: Peter J. Biere, Lumera Corporation